Financial Statement

SpaceFab.US, Inc.
(a Delaware Corporation)

December 31, 2018

SpaceFab.US, Inc.

Balance Sheet

December 31, 2018

ASSETS

Current assets:

Cash and cash equivalents	$	97,516
Fixed Assets		
Computer Equipment	$	4,228
Total assets	**$**	**101,744**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:

Credit Cards	$	6,721
Other Current Liabilities		
Loan from officer	$	9,500
Note from officer	$	8,654
Total current liabilities	**$**	**24,875**
Long-Term Liabilities		
Convertible Notes	$	164,315
Total liabilities	**$**	**189,190**

Stockholder's equity (deficit):

Common stock, $.00001 par value, 10,000,000 shares		
Authorized 4,000,000 shares issued and outstanding	$	40
Authorized 2,500,000 shares for 2017 stock plan		
Authorized 1,000,000 shares from stock plan	$	10
Additional Paid-in Capital	$	982
Accumulated deficit	$	(88,478)
Total Equity (deficit)	$	(87,446)
TOTAL LIABILITIES AND EQUITY	**$**	**101,744**

SpaceFab.US, Inc.

Statement of Operations

January 1, 2018 through December 31, 2018

Income:		
Sales	$	250
Total income	$	250
Operating expenses:		
General and administrative	$	26,026
Research and Development	$	29,571
Total operating expenses	$	55,597
Provision for Income tax	$	800
Net Operating Income (loss)	$	(56,147)
Net Income (loss)	$	(56,147)

SpaceFab.US, Inc.

Statement of Cash Flows

January 1, 2018 through December 31, 2018

Cash flows from operating activities:	
Net income (loss)	$(56,147)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit card	$ 6,721
Note Payable-R. Chung	$(11,169)
Note Payable-S. League	$ (3,304)
Total adjustments	$ (7,752)
Net cash from operating activities	$(63,899)
Cash flows from investing activities:	
Computer equipment	$ (4,228)
Net cash from investing activities –	$ (4,228)
Cash flows from financing activities:	
Proceeds from convertible notes	$164,315
Total from financing activities	$164,315
Net increase in cash and cash equivalents	$ 96,188
Cash and cash equivalents, beginning of period	$ 1,328
Cash and cash equivalents, end of period	$ 97,516
Supplemental disclosures of cash flow Information:	
Cash paid during the year for:	
Interest	$ –
Income taxes	$ –